UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Virtual Gaming Enterprises Inc.
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                                (Name of Issuer)

                          $.001 Par Value Common Stock
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                         (Title of Class of Securities)

                                    92824K205
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                                 (CUSIP Number)

              Walter Sanders, Chairman, 3753 Howard Hughes Parkway,
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             Suite 200, Las Vegas, NV 89103 Telephone (702) 892-3742
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of &#167&#167 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See &#167 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92824K205

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Oasis Resorts International, Inc.
         I.R.S. Identification No. 48-0680109

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a).
(b).

3.SEC Use Only

4.Source of Funds (See Instructions)
OO. Under a Stock Purchase Agreement, Oasis Resorts International Inc. ("Oasis") issued 4,802,032 shares of its common stock to The Brinton Group Limited in exchange for the 1,200,508 shares of Virtual Gaming Enterprises, Inc. ("VGAM"). While Oasis has physical possession of the VGAM shares properly endorsed, VGAM, through its counsel, has indicated that it will not transfer the shares to Oasis. Oasis intends to deliver the certificates to VGAM's transfer agent for transfer into the name of Oasis.

5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization      Nevada


--------------------------  7. Sole Voting Power 1,200,508 (15%)
Number of Shares
Beneficially                8. Shared Voting Power
Owned by
Each                        9. Sole Dispositive Power 1,200,508 (15%)
Reporting
Person With                 10. Shared Dispositive Power

11.Aggregate Amount Beneficially Owned by Each Reporting Person

         1,200,508 (15%)

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.Percent of Class Represented by Amount in Row (11)

         15%

14.Type of Reporting Person (See Instructions)

         CO

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

Item 1. Security and Issuer

$.001 par value common stock of Virtual Gaming Enterprises, Inc., a Nevada corporation, 2580 Seascape Glen, Escondido, CA 92026.

Item 2. Identity and Background

(a) - (c) Oasis Resorts International, Inc., a Nevada corporation ("Oasis"), principal business is to develop and operate resort hotel and gaming operations, primarily in Tunisia, North Africa, and undeveloped land in Oasis, Nevada. Walter Sanders, Chairman, 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89103 Telephone (702) 892-3742.

(d) Oasis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Oasis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nevada.

Item 3. Source and Amount of Funds or Other Consideration

Under a Stock Purchase Agreement, Oasis Resorts International Inc. ("Oasis") issued 4,802,032 shares of its common stock to The Brinton Group Limited in exchange for the 1,200,508 shares of Virtual Gaming Enterprises, Inc. ("VGAM"). While Oasis has physical possession of the VGAM shares properly endorsed, VGAM, through its counsel, has indicated that it will not transfer the shares to Oasis. Oasis intends to deliver the certificates to VGAM's transfer agent for transfer into the name of Oasis.

Item 4. Purpose of Transaction.

The transaction was made for investment purposes. At the present time, Oasis Resorts International, Inc. does not have any plans that would result in:

         (a)The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c)A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

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

         (d)Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e)Any material change in the present capitalization or dividend policy of the issuer;

         (f)Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h)Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i)A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Oasis Resorts International, Inc. acquired 1,200,508 shares (15%) of the $.001 par value common stock of Virtual Gaming Enterprises, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.Material to Be Filed as Exhibits

None.
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2000


Signature: /s/ Leonard J. Roman
    Name:      Leonard J. Roman
    Title:     Chief Financial Officer, Director

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